SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2022
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
151 O’Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)
    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	x
    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

The press release is being re-filed solely to correct the year-over-year growth rate of consumers who purchased from independent brands powered by Shopify. No other changes have been made to the release.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1    Shopify Merchants Set New Black Friday Cyber Monday Record with $7.5 Billion in Sales

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	November 29, 2022	By:	/s/ Jessica Hertz
Name: Jessica Hertz Title: General Counsel and Corporate Secretary